February 7, 2018

VIA EDGAR

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D. C. 20549

Re:                             Solera National Bancorp, Inc.

Offering Statement on Form 1-A

Filed on October 30, 2017

File No. 024-10756

Dear Mr. Pande:

Pursuant to Rule 252 of Regulation A, Solera National Bancorp, Inc. (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A be qualified on February 9, 2018 at 5:00 p.m. Eastern Time.

We have confirmed with the State of Washington that it is prepared to qualify the offering.

In connection with the foregoing request for accelerated qualification, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning this request, please contact Christian Otteson at (720) 488-0220 or cotteson@sbbolaw.com.  In addition, please notify Mr. Otteson when this request for acceleration has been granted. Thank you once again for your cooperation and assistance.

Very truly yours,

/s/ Melissa K. Larkin
Melissa K. Larkin, Chief Financial Officer

cc:                                Christian Otteson, Esq.

(Shapiro Bieging Barber Otteson LLP)